12011661

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-053231

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Abbey National Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Atlantic Street
(No. and Street)

Stamford	Connecticut	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Amal El Said — (203) 355-7905 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

ABBEY NATIONAL SECURITIES INC.
(SEC I.D. No. 8-053231)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2011 AND
INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

ABBEY NATIONAL SECURITIES INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

AFFIRMATION

I, Robert Ferrari, affirm that, to the best of my knowledge and belief that the accompanying financial statement and supporting schedules pertaining to the firm of Abbey National Securities Inc. as of December 31, 2011, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — 2.15.12

Date

Robert Ferrari
President

Subscribed and sworn to before me this 15th day of Feb, 2012

Rosemarie Collazo
Notary Public
Date Commission Expires: 4/30/2014

Notary Public

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Abbey National Securities Inc.
Stamford, Connecticut

We have audited the accompanying statement of financial condition of Abbey National Securities Inc. (an indirect wholly-owned subsidiary of Santander UK plc.) (the "Company") as of December 31, 2011 and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Abbey National Securities Inc. at December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the financial statements, during 2008, the Company wound down its business and performed an orderly reduction of substantially all of its open transactions and operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, g, h, i and j, listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 15, 2012

ABBEY NATIONAL SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2011
(Amounts in thousands, except share data)

ASSETS

Cash	$ 918
Cash and security deposits with clearing organizations	90
Securities purchased under agreements to resell	57,178
Total Assets	$ 58,186

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses and other liabilities	$ 8
STOCKHOLDER'S EQUITY:	
Common stock ($10 par value, 45,300 shares authorized, issued and outstanding)	453
Additional paid-in capital	44,847
Retained earnings	12,878
Total stockholder's equity	58,178
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 58,186

See notes to financial statements.

ABBEY NATIONAL SECURITIES INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2011
(Amounts in thousands)

REVENUES:		
Interest income	$	146
Other income		7
Total revenues		153
NON-INTEREST EXPENSES		
Brokerage, clearing and exchange fees		32
Professional fees		41
Other		6
Total non-interest expenses		79
INCOME BEFORE INCOME TAXES		74
Income taxes		24
Net income	$	50

See notes to financial statements.

ABBEY NATIONAL SECURITIES INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011
(Amounts in thousands)

OPERATING ACTIVITIES:		
Net	$	50
Adjustments to reconcile net income to net cash provided by:		
operating activities:		
Decrease/(Increase) in assets:		
Securities purchased under agreements to resell		631
Cash and security deposits with clearing organizations		(1)
NET CASH PROVIDED BY OPERATING ACTIVITIES		680
CASH, BEGINNING OF YEAR		238
CASH, END OF YEAR	$	918
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION-		
Cash paid for	$	19

See notes to financial statements.

ABBEY NATIONAL SECURITIES INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2011
(Amounts in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, JANUARY 1, 2011	$ 453	$ 44,847	$ 12,828	$ 58,128
Net income	-	-	50	50
BALANCE, DECEMBER 31, 2011	$ 453	$ 44,847	$ 12,878	$ 58,178

See notes to financial statements.

ABBEY NATIONAL SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2011
(Amounts in thousands, except for share data or where stated otherwise)

1. DESCRIPTION OF BUSINESS

Abbey National Securities Inc. (the "Company") is an indirect wholly-owned subsidiary of Santander UK plc (the "Parent"). The Parent is a subsidiary of Banco Santander S.A., (the "Ultimate Parent") a Spanish banking corporation. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer. The Company is a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and a member of the Securities Investor Protection Corporation.

Since the wind down of the Company's business in early 2008, the company has not reengaged in securities trading activities. The Company continues to undertake securities purchased under agreements to resell transactions with an affiliate.

The Company currently maintains its broker dealer license and operates on a going concern basis. The Company plans to withdraw its broker dealer license in the first quarter of 2012. A partial broker dealer withdrawal was filed in November 2011 to withdraw registrations in jurisdictions other than the state of Connecticut where the Company resides.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates - The financial statements are prepared on a going concern basis and in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions regarding matters that affect the financial statements and related disclosures. Such estimates include assumptions used in determining the fair value of financial instruments and amounts allocated from affiliates. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from these estimates. As discussed in Note 1 above, there is substantial doubt that the Company will continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of liabilities.

Cash - Cash represents balance held at a money center bank.

Cash and Securities Deposited with Clearing Organizations - Cash and securities deposited with clearing organizations represents funds deposited by customers and funds accruing to customers as a result of trades or contracts, as well as restricted cash and securities.

Securities Financing Transactions - Reverse repurchase agreements are treated as collateralized financing transactions and are carried at amounts at which the securities will subsequently be resold as specified in the respective agreements, including accrued interest. They are presented on a net-by-counterparty basis, when appropriate. Such carrying amounts approximate fair value. It is the Company's policy to take possession of securities purchased under agreements to resell. The Company monitors the market value of collateral daily with additional collateral obtained, or excess collateral returned, as necessary, to ensure such transactions are adequately collateralized.

At December 31, 2011 the Company had received securities pledged as collateral that can be repledged, delivered or otherwise used with a fair value of approximately $57,178.

Income Taxes - The Company accounts for income taxes using an asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates. Deferred income taxes are based on prevailing statutory regulations. Valuation allowances for deferred tax assets are established when, in management's judgment, it is more likely than not that such deferred tax assets will not be realized. The Company is a component member of an affiliated group. The tax liability of the Company has been determined as if it was a separate tax paying entity.

3. INCOME TAXES

Income tax expense of $24 for the year ended December 31, 2011 includes $23 for federal purposes and $1 for state purposes after adjusting for any credits or refunds from the authorities.

As of December 31, 2011 the Company had no deferred tax assets and liabilities.

At December 31, 2011, the Company had no uncertain tax positions. The Company's open tax year examinations by major jurisdictions are tax years ended December 31, 2008 and forward for Federal and Connecticut tax purposes. The Company's policy on classification of interest and penalties related to uncertain tax positions is that such interest and penalties are classified as income taxes.

4. RELATED PARTY TRANSACTIONS

The Parent has and continues to guarantee, irrevocably and unconditionally, the payment in full of all amounts payable, if any, by the Company. Given the dormant nature of the Company and incurrence of minimal expenses related to it, Abbey National Treasury Services, a related entity, covers the minimal operating costs to the Company.

The Company was party to reverse repurchase agreements with an affiliate. The interest income related to these transactions was $146. At December 31, 2011, the Company had reverse repurchase agreements with an affiliate for $57,178.

5. CONTINGENCY

At December 31, 2011, the Company maintained its membership at the Depository Trust Company ("DTC") to trade and clear securities. There was no potential contingent liability under this membership agreement at December 31, 2011. In January 2012, the Company withdrew its membership at DTC.

The Company, along with several other firms, was named as defendant, in the normal course of business, in a legal action in the latter part of 2011. The Plaintiff is seeking any gains made on the sale of particular shareholdings used in stock lending activity. The Company is defending the claim on the basis it was never a beneficial owner of the shares and has made no gains from those shareholdings. Management believes the outcome of this pending matter will not have a material adverse effect on the financial condition, statement of income or cash flows of the Company.

6. RISK MANAGEMENT

The Company's risk management policies and related procedures are integrated with those of Abbey National Treasury Services and other affiliates. In the normal course of business, the Company enters into reverse repurchase transactions whereby securities are received from counterparties as collateral. The collateral may be in the form of cash or other securities. Credit risk occurs when the fair value of the underlying securities received falls below the cash provided by the Company.

The Company seeks to limit credit risk (as well as concentrations of credit risk) created in its business through the use of various control policies and procedures, including limits and monitoring procedures based in part upon the Company's review of the financial condition and credit ratings of its counterparties as well as through the use of master netting agreements. In addition, collateral arrangements with counterparties provide the Company, the right to liquidate collateral and the right to offset counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable including accrued interest, and requests additional or returns excess collateral, on a daily basis, to ensure such transactions are adequately collateralized. The Company's agreements with affiliated parties specify its rights to request additional collateral.

The financial instruments which potentially subject the Company to concentrations of credit risk consist of collateralized reverse repurchase contracts. The Company's only counterparty is an affiliated entity.

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices), correlations or other market factors, such as liquidity, will result in losses for a position or portfolio.

7. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Under Rule 15c3-1, the Company has elected to compute its net capital requirement in accordance with the "Alternative Net Capital Requirement," which specifies that net capital shall be at least the greater of $250 or 2% of aggregate debits, as defined.

At December 31, 2011, the Company's regulatory net capital, as defined under SEC rules, was $57,171, which exceeded the minimum regulatory requirement by $56,921.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to or disclosure in the financial statements through February 15, 2012, the date the financial statements were issued.

No other recordable or disclosable events occurred through this date.

* * * * * *

ABBEY NATIONAL SECURITIES INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2011
(Amounts in thousands) **Schedule g and j**

Total stockholder's equity	$	58,178
Deductions:		
Other deductions		(1,007)
Tentative Net Capital		57,171
Net capital		57,171
Minimum net capital requirement		250
Excess net capital	$	56,921

Note: The were no material differences between the above computation and the Company's corresponding unaudited FOCUS report filed on January 23, 2012.

ABBEY NATIONAL SECURITIES INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2011 **Schedules h and i**

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 (the "Rule") under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 15, 2012

Abbey National Securities Inc.
400 Atlantic Street
Stamford, Connecticut

In planning and performing our audit of the financial statements of Abbey National Securities Inc. (an indirect wholly-owned subsidiary of Abbey National plc) (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 15, 2012 and such report expressed an unqualified opinion on those financial statements but included an emphasis of matter paragraph discussing the Company's action in 2008 to wind down its business in an orderly manner), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

SEC Mail Processing Section
FEB 27 2012
Washington, DC
110

To the Board of Directors of
Abbey National Securities Inc.
Stamford, CT:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Abbey National Securities Inc. ("Company") (a wholly owned subsidiary of Abbey National plc) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5, for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting the revenue reported on Form X-17A-5 was $7,000 more than the amounts reported on Form SIPC-7. Management has represented to us that the difference represents other revenue included in the audited Form X-17A-5.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 15, 2012

SEC Mail Processing Section

2240.2
EV 11/30/12

FEB 27 2012

Washington, DC
110

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended Dec 31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053231 FINRA DEC
ABBEY NATIONAL SECURITIES INC 5*5
400 ATLANTIC ST 2ND FL
STAMFORD CT 06901-3512

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Amal EL SAID
203-355-7905

2. A. General Assessment (item 2e from page 2) $ 138 p 2

B. Less payment made with SIPC-6 filed (exclude interest) (Ø M/9006)

____
Date Paid

C. Less prior overpayment applied (123 M/9006)

D. Assessment balance due or (overpayment) 138-123= 15 Rx

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 15 F

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 15 F p.3

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Abbey National Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Principal Financial Officer
(Title)

Dated the 25th day of January, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: